Federal Services Acquisition Corporation

900 Third Avenue, 33rd Floor

New York, New York  10022-4775

October 19, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Federal Services Acquisition Corporation
Registration Statement on Form S-1
Registration No. 333-124638

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Federal Services Acquisition Corporation hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 2:00 P.M. on October 19, 2005 or as soon thereafter as practicable.

Very truly yours,

FEDERAL SERVICES ACQUISITION CORPORATION

/s/ Joel R. Jacks
Joel R. Jacks
Chairman and Chief Executive Officer